SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: February 2005

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-1511
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For immediate release

Bell Canada Announces Executive Changes within Consumer Group

Montréal (Québec), February 22, 2004 — Bell Canada announced today that Michael Neuman has resigned as President of Bell Mobility and Bell Distribution Inc. after a highly successful three-year tenure. During this time he significantly expanded the business and strengthened Bell’s competitive position in the Canadian wireless marketplace.

Mr. Neuman has served as a company executive on several different occasions, primarily in positions where rapid growth through technology innovation was required. As President of Bell Mobility, Mr. Neuman spearheaded the creation of a joint venture with Virgin Mobile and championed the development of Bell’s “Push-to-Talk” product to be launched later this year. He also greatly improved Bell Mobility’s profitability.

“Michael’s contributions will continue to benefit the company for many years to come,” said Michael Sabia, Chief Executive Officer of Bell Canada. “I want to thank him and wish him well in his new endeavours.”

“Under Michael’s leadership, Bell Mobility enjoyed three years of sustained growth and market-leading churn levels,” said Pierre Blouin, Group President — Consumer Markets, Bell Canada. “Michael has also seen Bell Mobility through the difficult process of implementing its new billing system. These are major accomplishments to his credit.”

“With Michael’s departure we are announcing today a number of executive appointments which signal the promotion of some of our senior executives and the introduction of new executives with extensive telecommunications experience into the company,” said Mr. Blouin. “These changes in the leadership group in Consumer are intended to broaden the accountabilities of some of the company’s most promising executives. They are designed to promote more effective execution and faster speed to market.”

Robert Odendaal, who joined Bell Canada in 2004 to head up the company’s Video Services group has been appointed CEO Bell Mobility and Video Services, reporting to Pierre Blouin. Prior to joining Bell, Mr. Odendaal was Director of Digital Business Development at European broadcaster BSkyB and among other things also headed up its consulting arm.

Alek Krstajic, formerly the Chief Marketing Officer in the Consumer Group, will take on the operational leadership of Bell Mobility as President. He will be responsible for delivering the Bell Mobility 2005 operating plan. He will also have responsibility for all of Bell’s retail operations, which include Bell World stores.

…2

Gary Smith has been appointed President – Bell ExpressVu, from his previous position as Senior Vice President of Operations at ExpressVu. Mr. Smith joined ExpressVu from BSkyB last year. He has extensive international experience in both the broadcast and information technology fields.

AT&T Executive Kevin Crull to Join Bell Consumer Group
As a step towards further strengthening Bell’s capabilities in winning in the marketplace across the Consumer group, Mr. Blouin also announced the appointment of Kevin Crull as President, Consumer Solutions. Mr. Crull was most recently Senior Vice President Enterprise Wireless at AT&T in the United States. At Bell, Mr. Crull will be responsible for all marketing, sales and product development across the Consumer group and Bell’s call centre operations. With these responsibilities, Mr. Crull will help accelerate the company’s go-to-market capabilities with new consumer products and executing our strategy of winning the “broadband home”. He has an extensive background in consumer marketing having spent 10 years of his career at Nestle USA and many years in telecommunications heading the consumer organizations at AT&T and US West.

Ron Close to Head New VoIP Unit
Reflecting the emerging importance of Voice over Internet Protocol (VoIP), Bell has established a new unit within the consumer group which will be lead by Ron Close. Mr. Close, a former AT&T Canada executive with extensive Internet and telecom background, will head Bell’s Consumer VoIP product line which is to be launched this year. A noted entrepreneur, Mr. Close was a co-founder and CEO of NetCom Canada Inc., a national Internet Service Provider launched in 1995.

“The appointment of these highly accomplished executives is designed to further strengthen our presence in the consumer market and augment our efforts to win ‘the broadband home,” concluded Mr. Blouin.

About Bell Canada
Bell Canada, Canada’s national leader in communications, provides connectivity to residential and business customers through wired and wireless voice and data communications, local and long distance phone services, high speed and wireless Internet access, IP-broadband services, e-business solutions and satellite television services. Bell Canada is wholly owned by BCE Inc. (TSX, NYSE: BCE). For more information please visit www.bell.ca .

For further information:
France Poulin
Media Relations
514 391-2007
1 877 391-2007
france.poulin@bell.ca

George Walker
Investors Relations
514 870-2488
george.walker@bell.ca

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Michael T. Boychuk
Michael T. Boychuk Senior Vice-President and Treasurer
Date: February 22, 2005